Exhibit 99.1

Following Share Stake Sale to Executive Chairman Daniel McClory, Alessandro Aleotti to Focus on AleottiLab

Control Block Sale of Brera FC Founder’s Position Results in New Majority Shareholder

Dublin and Milan—April 11, 2024—Brera Holdings PLC (“Brera Holdings”, “Brera” or the “Company”) (Nasdaq: BREA), one of the world’s first publicly-listed multi-club ownership (“MCO”) companies for football (American soccer), announces that Alessandro Aleotti has resigned from all his positions with the Company effective as of April 4, 2024, to pursue philanthropic endeavors.

“I am proud to have given life to a project that has now landed on the international sporting and financial stage,” Aleotti declared. “I am now eager to pivot back to my greatest passions: pioneering ideas and developing experimental initiatives under the umbrella of AleottiLab. This organization will dedicate its efforts towards projects in culture, communication, philosophy, non-profit sports activities, and human rights,” furthered Aleotti.

Aleotti founded Brera FC in 2000 and was president until 2022 when acquired by Brera Holdings, the Company’s first football club acquisition. Aleotti served as a director and the Chief Strategy Officer of Brera Holdings since July 2022. On February 29, 2024, Aleotti sold approximately 90% of his Brera Holdings’ shares to Daniel McClory.

Brera Holdings’ Executive Chairman, Daniel McClory, said “I would like to express my gratitude towards Alessandro Aleotti for his pivotal role in the founding of Brera FC, and wish him great success. Alessandro’s commitment to fair play, on and off the pitch, will remain engrained in our DNA, as we press forward with a new chapter in our evolution, dedicated to professional sports such as football and volleyball by harnessing international resources and expertise. Our primary focus remains on Italy, where we are actively pursuing the acquisition of a Serie B football club.”

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is focused on expanding its social impact football (American soccer) business by developing a global portfolio of emerging football and other sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football- and sports-related consulting services.

The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. The Company owns the trademarked FENIX Trophy Tournament, a non-professional pan-European football competition recognized by UEFA, inaugurated in September 2021 and organized by Brera FC. “FENIX” is an acronym for “Friendly European Non-professional Innovative Xenial.” BBC Sport has called the FENIX Trophy “the Champions League for amateurs,” and Brera FC hosted the 2023 finals at Milan’s legendary San Siro Stadium. In October 2022, the Internet Marketing Association at its IMPACT 22 Conference named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction.

In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene FC, a team then admitted to the Second Division League in Mozambique, a country of nearly 32 million people. Brera Tchumene FC won its post-season tournament and in November 2023 was promoted to Mocambola, the First Division in Mozambique. In April 2023, the Company acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major Union of European Football Association (“UEFA”) competitions.

In June 2023, Brera acquired a strategic stake in Manchester United PLC, a portion of which was subject to a tender offer by Sir Jim Radcliffe and sold at a 74% realized gain. In July 2023, the Company completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team UYBA Volley S.s.d.a.r.l. In September 2023, the Company assumed control of Bayanzurkh Sporting Ilch FC, a team in the Mongolian National Premier League, which became Brera Ilch FC when the football season resumed in March 2024.

In January 2024, the Company announced the launch of a proactive search for an Italian Serie B football club target designed to bring multi-club ownership of the highest tiers of professional sports to mass investors through the Company’s Nasdaq-listed shares. In February 2024 the Brera Holdings Advisory Board was established with MLS founder and World Cup director Alan Rothenberg, luxury lifestyle executive Massimo Ferragamo, sports business leaders Paul Tosetti and Marshall Geller, and Italian football icon Giuseppe Rossi. Brera Holdings PLC is focused on bottom-up value creation from undervalued sports clubs and talent, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS
Pierre Galoppi, Chief Executive Officer
Brera Holdings PLC
pierre@breraholdings.com